UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-25331 CUSIP NUMBER 22674V10 0

(Check One):  ☒  Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐  Form 10-D

☐ Form N-SAR    ☐  Form N-CSR

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Critical Path, Inc.

Full Name of Registrant

Former Name if Applicable

350 The Embarcadero

Address of Principal Executive Office (Street and Number)

San Francisco, California 94105-1204

City State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant will not file its Form 10-K by March 16, 2005 because it will be unable to complete the preparation of its consolidated financial statements and management’s assessment of internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley Act of 2002 by the initial filing date without unreasonable effort or expense.

In seeking to achieve compliance with Section 404 within the prescribed period, management has engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that internal controls are functioning as documented and remediate internal control weaknesses that may be identified.

As a result of efforts to-date on this initiative, we have identified and previously disclosed control deficiencies which we believe are material weaknesses in our internal control over financial reporting as of December 31, 2004. These material weaknesses involve control deficiencies related to inadequate segregation of duties in numerous business processes, inadequate internal controls over accounting for income taxes and other taxes and lack of resources with knowledge and experience in the application of generally accepted accounting principles to certain significant non-routine transactions. Based upon these material weaknesses, we will conclude that our internal control over financial reporting was ineffective as of December 31, 2004 in management’s report on internal control over financial reporting to be included in our Form 10-K. Also, as a result of the material weaknesses described above, we believe that the report of our independent registered public accounting firm will contain an adverse opinion with respect to the effectiveness of our internal control over financial reporting as of December 31, 2004

We have identified additional control deficiencies in internal control over financial reporting as of December 31, 2004 but we have not yet determined whether they constitute material weaknesses. We may identify further control deficiencies which could constitute material weaknesses during the continuing course of management’s assessment as of December 31, 2004 of our internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of our interim or annual financial statements will not be prevented or detected by our internal control over financial reporting. Additional information regarding these and potentially other material weaknesses and plans for remediation will be disclosed in our upcoming management report on internal control over financial reporting to be included in our annual report on Form 10-K.

We are not currently aware of any pending adjustments that are required to be made to previously released financial information.

We anticipate that we will be able to file our Annual Report on Form 10-K no later than March 31, 2005 and that, in accordance with SEC Release No. 50754 - Order under Section 36 of the Securities Exchange Act of 1934 Granting an Exemption from Specified Provisions of Exchange Act Rules 13a-1 and 15d-1, we will file on March 31, 2005 a preliminary report on our assessment of internal control over financial reporting as of December 31, 2004. We intend to file a final report of our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 not later than 45 days from March 16, 2005, the initially required filing date of this Form 10-K.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

James A. Clark (Name)	415 (Area Code)	541-2500 (Telephone Number)

(2)	Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Critical Path, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2005	By:	/s/ James A. Clark
James A. Clark Executive Vice President and Chief Financial Officer